SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)



      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
           13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(b)

                           (Amendment No. __________)



                             NORWOOD FINANCIAL CORP.
                            ------------------------
                                (Name of Issuer)




                     Common Stock $0.10 Par Value Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)




                                   669549 10 7
                               -------------------
                                 (CUSIP Number)

CUSIP No.  669549 10 7                                          13G            Page 1 of 5 Pages
---------------------------------------------------                            ---------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
           1            NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Wayne Bank Trust Department
--------------------------------------------------------------------------------------------------------------------------------

           2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a)  [ ]
                                                                                                                       (b)  [ ]
                        N/A
--------------------------------------------------------------------------------------------------------------------------------
           3            SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
           4            CITIZENSHIP OR PLACE OF ORGANIZATION

                        Pennsylvania
--------------------------------------------------------------------------------------------------------------------------------
                              5         SOLE VOTING POWER
      NUMBER OF
        SHARES                                141,362 Shares
     BENEFICIALLY        -------------------------------------------------------------------------------------------------------
       OWNED BY               6         SHARED VOTING POWER
         EACH                                       0 Shares
      REPORTING          -------------------------------------------------------------------------------------------------------
     PERSON WITH
                              7         SOLE DISPOSITIVE POWER
                                              141,362 Shares
                         -------------------------------------------------------------------------------------------------------
                              8         SHARED DISPOSITIVE POWER
                                                    0 Shares
                         -------------------------------------------------------------------------------------------------------
           9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               141,362 Shares
--------------------------------------------------------------------------------------------------------------------------------
          10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES                                                                                 |X|
--------------------------------------------------------------------------------------------------------------------------------

          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     8.11 %
--------------------------------------------------------------------------------------------------------------------------------
          12            TYPE OF REPORTING PERSON

                                       BK
--------------------------------------------------------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
--------------------------

         Norwood Financial Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

           717 Main Street, Honesdale, Pennsylvania 18431

Item 2(a).  Name of Person Filing:
---------------------------------

           Wayne Bank Trust Department

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           717 Main Street, Honesdale, Pennsylvania 18431

Item 2(c).  Citizenship:
-----------------------

           Pennsylvania

Item 2(d).  Title of Class of Securities:
----------------------------------------

           Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
------------------------

           669549 10 7

Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
------------------

         The following information relates to the Wayne Bank Trust Department ownership as of March 6, 2000.

         (a)      Amount beneficially owned:
                  141,362 shares

         (b)      Percent of Class:
                  8.11%

         (c)    Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote
                         141,362 shares

                (ii)     Shared power to vote or to direct the vote
                         0 shares

                (iii) Sole power to dispose or to direct the disposition of 141,362 shares

                (iv) Shared power to dispose or to direct the disposition of 0 shares

         Wayne Bank Trust Department ("Department") is trustee to nine trust accounts that include, in the aggregate, among their investments the 141,362 common stock of Norwood Financial Corp. The Department has sole voting power with respect to those shares. Furthermore, the Department holds an aggregate of 153,968 shares of Common Stock of Norwood Financial Corp. in nine trust accounts as to which it has no voting power. These shares are excluded from this schedule.

Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

         Virtually all of our accounts involve outside persons who have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, securities in such accounts with respect to the class of securities which are subject to this report. However, no such person's rights relate to more than five percent of the class unless such person is identified below.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
---------------------------------------

         Not Applicable.

Item 10.  Certification:
-----------------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            Wayne Bank Trust Department


Date:  March 7, 2000                        /s/ Wayne D. Wilcha
                                            ------------------------------------
                                      By:   Wayne D. Wilcha
                                            Vice President and Trust Officer